Filed Pursuant to Rule 424(b)(3)
Registration No. 333-191483

PROSPECTUS SUPPLEMENT NO. 1

To Prospectus dated February 10, 2014

3,528,580 Shares

RING ENERGY, INC.

Common Stock

This prospectus supplement no. 1 supplements the prospectus dated February 10, 2014, relating to the offering and resale by the Selling Stockholders identified in the prospectus of up to 3,528,580 outstanding shares (the “Resale Shares”) of common stock, $.001 par value, of Ring Energy, Inc., a Nevada corporation (“Common Stock”). We will not receive any proceeds from the sale of any Resale Shares sold by the Selling Stockholders.

This prospectus supplement incorporates into our prospectus the information contained in our attached current report on Form 8-K, which was filed with the Securities and Exchange Commission on February 7, 2014.

You should read this prospectus supplement in conjunction with the prospectus, including any supplements and amendments thereto. This prospectus supplement is qualified by reference to the prospectus except to the extent that the information in the prospectus supplement supersedes the information contained in the prospectus.

This prospectus supplement is not complete without, and may not be delivered or utilized, except in connection with, the prospectus, including any supplements and amendments thereto.

Our Common Stock is traded on the NYSE MKT under the symbol “REI”. On February 7, 2014, the last reported sales price of our Common Stock was $13.47 per share.

The securities offered in this prospectus involve a high degree of risk. You should carefully consider the matters set forth in “Risk Factors” on page 7 of the prospectus in determining whether to purchase our securities.

Neither the Securities and Exchange Commission nor any regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 10, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): February 4, 2014

Ring Energy, Inc.

(Exact Name of Registrant as Specified in Charter)

Nevada	001-36057	90-0406406
(State or Other Jurisdiction of Incorporation)	Commission File Number	(IRS Employer Identification No.)

200 N. Loraine Street, Suite 1245 Midland, Texas	79701
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (432) 682-7464

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communication pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

On February 4, 2014, Ring Energy, Inc. (“Ring”) entered into a purchase and sale agreement, dated February 4, 2014, with Raw Oil & Gas, Inc., JDH Raw Energy LC, and Smith Energy Company, as sellers (collectively, “Sellers”) (the “Purchase Agreement”). The assets to be acquired by Ring under the Purchase Agreement consist of oil and gas properties, which are located in Andrews County, in the Permian Basin of Texas. Under the terms of the Purchase Agreement, Ring agreed to acquire (i) certain producing oil and gas assets from Sellers for the sum of $7,000,000 in cash, subject to purchase price adjustments, and (ii) certain non-producing properties for a sum equal to 200% of Sellers’ actual costs incurred in acquiring such leasehold interests (including lease bonus and other land costs), but not to exceed an average of $750.00 per acre, unless otherwise approved by Ring in writing. Upon the execution of the Purchase Agreement, Ring deposited $350,000.00 into trust, with such deposit to be held in escrow pending closing.

The Purchase Agreement contains customary representations and warranties and covenants by each party, including representations and warranties by Sellers regarding the absence of encumbrances. The Purchase Agreement is also subject to customary closing conditions, including a condition that Ring approves of title to the producing properties.

The foregoing description of the rights and obligations of Ring and Sellers under the Purchase Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement, which is attached hereto as Exhibit 10.1 to this Current Report on Form 8-K and is hereby incorporated by reference into this Item 1.01.

Item 9.01 Financial Statements and Exhibits

10.1	Purchase and Sale Agreement, dated February 4, 2014, between Ring Energy, Inc. and Raw Oil & Gas, Inc., JDH Raw LC, and Smith Energy Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Ring Energy, Inc.

Date: February 7, 2014	By:	/s/ William R. Broaddrick
William R. Broaddrick
Chief Financial Officer

Exhibit 10.1

PURCHASE AND SALE AGREEMENT

DATE:	FEBRUARY 4, 2014

SELLERS:	RAW OIL & GAS, INC., JDH RAW ENERGY LC, and
SMITH ENERGY COMPANY

SELLERS’	c/o RAW Oil & Gas, Inc.
MAILING ADDRESS:	1415 Buddy Holly Avenue
Lubbock, TX 79401

PURCHASER:	RING ENERGY, INC.

PURCHASER’S	P.O. Box 11350
MAILING ADDRESS:	Midland, TX 79702

In consideration of the mutual promises contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Sellers and Purchaser agree as follows (“Agreement”):

1.	The Subject Properties

The properties to be purchased shall mean and include all of Sellers’ rights and interests in and to the following:

a.	Producing Properties: The oil, gas, and mineral leases and leasehold estates described in Exhibit “A” attached hereto, together with (i) all equipment, personal property, fixtures and improvements of any kind or character (“Improvements”) situated upon, appurtenant to and/or used or held for use in connection with the production, treatment, storage and/or transportation of oil, gas, casinghead gas or other liquid or vaporous hydrocarbons therefrom, (ii) to the extent assignable by Sellers, any presently existing and valid farmout agreements, pipeline agreements, gas contracts, transportation agreements, oil and condensate purchase agreements, pooling and unitization agreements, joint operating agreements and other contracts or agreements to the extent same cover and affect the properties covered by such leases, and (iii) to the extent assignable by Sellers, all easements, rights-of-way, surface leases, permits, licenses, water rights or contracts and other interests or rights in land appurtenant to and/or used or held for use in connection with the operation of such leases (the “Producing Properties”); and

b.	Non-Producing Properties: The oil, gas and mineral leases owned by Sellers as of the Closing Date (as hereinafter defined) covering the lands set forth on Schedule 1.b. attached hereto, together with the oil, gas and mineral leases acquired by Sellers after the Closing Date but prior to June 1, 2014 (“Leases in Work”), covering the lands set forth on Schedule 1.b., other than the Producing Properties referenced above (the “Non-Producing Properties”).

The Producing Properties and Non-Producing Properties are sometime collectively referred to herein as the “Subject Properties”.

This sale is made subject to (i) all of the terms, covenants, conditions, restrictions, limitations and provisions of the oil, gas and mineral leases covering the Subject Properties, and any mesne assignments thereof, (ii) all royalties, overriding royalties, payments out of production and other lease burdens affecting the Subject Properties, (iii) all contracts and agreements affecting the Subject Properties, (iv) all terms and conditions of any orders, rules, regulations and ordinances of any federal, state or other governmental entity having jurisdiction; and (v) ad valorem taxes for year 2014 and all subsequent years, the payment of which Purchaser assumes.

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ALL IMPROVEMENTS ARE HEREBY SOLD, AND SHALL BE TRANSFERRED AND ASSIGNED, “AS IS – WHERE IS”, WITHOUT ANY WARRANTIES OF ANY NATURE, EITHER EXPRESS OR IMPLIED, INCLUDING WARRANTIES OF MERCHANTABILITY OR FITNESS OF PURPOSE.

2.	Purchase Price and Allocation

2.1	Purchase Price

As consideration for the Subject Properties, Purchaser agrees to pay to Sellers an amount to be determined as follows:

a.	For the Producing Properties, the sum of Seven Million and No/100 Dollars ($7,000,000.00,) such sum to be proportionately reduced to the extent: (i) Sellers’s interest in the Producing Properties does not constitute one hundred percent (100%) of the leasehold estate; and/or (ii) as stipulated in paragraph 8.4 herein.

b.	For the Non-Producing Properties, a sum equal to two hundred percent (200%) of Sellers’s actual costs incurred in acquiring such leasehold interests (including lease bonus and other land costs), but not to exceed an average of $750.00 per acre, unless otherwise approved by Purchaser in writing.

2.2	Reporting Value of the Subject Properties

Concurrent with the execution of this Agreement, the parties will agree upon an allocation of the purchase price among the Subject Properties (the “Allocated Value”), consistent with the principles of Section 1060 of the Internal Revenue Code of 1986, as amended, and the Treasury Regulations thereunder. After the parties have agreed upon the Allocated Value for the Subject Properties, Sellers will be deemed to have accepted such Allocated Value for purposes of this Agreement and the transactions contemplated hereby, but otherwise make no representation or warranty as to the accuracy of such values. Sellers and Purchaser agree (i) that the Allocated Value shall be used by Sellers and Purchaser as the basis for reporting asset values and other items for purposes of all federal, state, and local tax returns, including without limitation Internal Revenue Service Form 8594, if required, or any similar statement of such allocation that may be required and (ii) that neither they nor their affiliates will take positions inconsistent with the Allocated Value in notices to government authorities, in audit or other proceedings with respect to taxes, in notices to preferential purchase right holders, or in other documents or notices relating to the transactions contemplated by this Agreement.

3.	Escrow Deposit

Upon its execution of this Agreement, Purchaser shall promptly deposit $350,000.00 into the trust account of Peoples Bank, with such deposit to be held in escrow in accordance with the terms and conditions of a mutually agreeable escrow agreement. The deposit shall be applied to the Purchase Price at closing, and shall only be refundable to Purchaser as set forth in such escrow agreement.

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4.	Closing and Effective Date

4.1	Time and Place of Closing

The closing of the purchase and sale of the Subject Properties (“Closing”) shall be held at 10:00 a.m. CST on February 27, 2014, in the offices of RAW Oil & Gas, Inc. located at 1415 Buddy Holly Avenue, Lubbock, Texas, or on such other time and date as Sellers and Purchaser shall otherwise mutually agree in writing (“Closing Date”).

4.2	Producing Properties

At the Closing, Purchaser shall pay to Sellers in cash or cash equivalent that portion of the Purchase Price pertaining to the Producing Properties. All conveyances and transfers of the Producing Properties shall be effective as January 1, 2014, at 7:00 a.m. CST (the “Effective Date”).

4.3	Non-Producing Properties

At the Closing, Purchaser shall pay to Sellers in cash or cash equivalent that portion of the Purchase Price pertaining to the Non-Producing Properties for all non-producing oil, gas and mineral leases covering the lands set forth on Schedule 1.b. secured by Sellers and recorded as of 5:00 p.m. CST on February 20, 2014. Additionally, at Closing Sellers shall provide Purchaser with a schedule of all Leases in Work, and Purchaser shall pay Sellers for all Leases in Work as they are secured and submitted to Purchaser. However, Purchaser shall have no obligation to purchase any Leases in Work submitted to Purchaser after 5:00 p.m. CST on June 2, 2014, unless Purchaser otherwise agreed to accept same in writing as provided in paragraph 12 below. All conveyances and transfers of the Non-Producing Properties shall be effective as of the date of the respective oil, gas and mineral leases.

5.	Proration of Revenues, Expenses and Taxes

5.1	Revenues and Cash Receipts

Sellers’ interest in the oil, gas or other minerals produced from the Producing Properties prior to the Effective Date shall be the exclusive property of Sellers. Any revenues generated from the sale of such production that is received by Purchaser after the Closing Date shall be remitted to Sellers immediately upon receipt by Purchaser. In the event any production belonging to Sellers is sold by Purchaser after the Closing Date, Purchaser agrees to pay Sellers for same based upon the average price of oil received for the month of December 2013.

Sellers’ interest in the oil, gas or other minerals produced from the Producing Properties after the Effective Date shall be the exclusive property of Purchaser. Any revenues generated from the sale of such production that is received by Sellers prior to the Closing Date shall be remitted to Purchaser at Closing, or if received after the Closing Date, then immediately upon receipt by Sellers.

5.2	Operating Expenses and Capital Expenditures

All expenses incurred by Sellers in connection with the operation of the Producing Properties prior to the Effective Date will be the responsibility of Sellers. Any expense incurred by Sellers after the Effective Date, but prior to Closing, in the usual and customary operation of the Producing Properties will be reimbursed by Purchaser. However, Purchaser must be notified of and approve any single cost occurrence (or multiple related occurrences, which, in the aggregate) that would exceed $25,000.00, and Purchaser will not reimburse Sellers for any capital expenditures or other expenses incurred by Sellers outside the usual and customary operation of the Producing Properties, unless Purchaser shall have given prior written approval for same. Any expenditure presented to Purchaser for payment must include a full copy of the invoice, together with all supporting field tickets or other back-up information evidencing the services provided.

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Should Sellers receive any invoice or request for payment of any expense which is properly payable by Purchaser hereunder, Sellers shall notify Purchaser of such request and Purchaser will promptly pay the same; provided, that should Purchaser fail to pay such expense within thirty (30) days of such notice, Sellers, at their sole discretion, may pay such expense, whereupon Sellers shall be entitled to reimbursement from Purchaser of any amounts so advanced, together with interest thereon at the rate of twelve percent (12.0%) per annum from the date paid by Sellers until reimbursement.

5.3	Taxes

There shall be no proration of ad valorem taxes. Purchaser assumes the responsibility for the payment of all ad valorem taxes and other assessments pertaining to the Subject Properties for 2014, and subsequent years.

6.	Representations and Warranties of Sellers

6.1	Organization and Existence

Sellers are duly organized and validly existing and in good standing under the laws of the State of Texas, and have all requisite power and authority to enter into and perform this Agreement.

6.2	Absence of Encumbrances

a.	No consent, approval or waiver of rights by any third party is required with respect to the transactions contemplated herein. To the best of Sellers’ knowledge, there are no preferential purchase rights affecting the Subject Properties. Upon execution of this Agreement, Sellers will have taken all necessary actions pursuant to each of their governing documents to fully authorize the execution and delivery of this Agreement and any transaction documents related hereto, and the consummation of the transactions contemplated hereby and thereby.

b.	This Agreement and all other transaction documents Sellers are to execute and deliver: (i) have been, or at Closing will be, duly executed by its authorized representatives; (ii) constitute valid and legally binding obligations; and (iii) upon execution, are enforceable against Sellers in accordance with their respective terms.

c.	To the best of Sellers’ knowledge, the leases covering the Subject Properties are valid and subsisting and have been maintained if full force and effect in accordance with the covenants, conditions and obligations contained therein and all contracts and agreements relating thereto have been fully complied with and performed or waived, and there exists no unsatisfied demands or disputes affecting same.

d.	Sellers’ interests in the Subject Properties are free and clear of all debts, liens, mortgages, pledges, security, interests, liabilities, adverse claims or other similar burdens and encumbrances.

e.	Sellers have discharged or caused to be discharged as the same have become due all taxes, costs, expenses, charges and debts of every kind and character relating to their interests in the Subject Properties.

f.	All proceeds from the sale, transportation, processing or marketing of oil, gas or hydrocarbons or other products attributable to Sellers’ interests in the Producing Properties are currently being paid in full to Sellers by the purchaser or distributor thereof, and no portion of such proceeds to which Sellers are entitled is currently being held in suspense by any purchaser or distributor thereof.

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g.	Sellers are not obligated to pay or refund monies or to deliver production for less than current market value on account of any advanced payment, agreement or similar arrangement.

h.	To the best of Sellers’ knowledge, the execution, delivery and performance of this Agreement by Sellers and the consummation of the transactions contemplated herein will not (i) result in the breach of any of the terms and conditions of, or constitute a default under any contract, commitment, agreement, permits, license, easement or other instrument to which Sellers are now a party or by which Sellers may be bound or affected and which would affect title to or the possession and use of the Subject Properties in any way, or (ii) violate any laws, rule, or regulation of any administrative agency or governmental body or any writ, order, injunction or decree of any court, administrative agency or governmental body to which Sellers and/or the Subject Properties are subject.

i.	To Sellers’ knowledge, all ad valorem, property, production, severance, excise and similar taxes and assessments based on or measured by the ownership of the Subject Properties or the production of hydrocarbons or the receipt of proceeds therefrom that have become due and payable, for any period prior to the Effective Date, have been properly paid or will be (if not yet due) paid in all material respects except any taxes and assessments currently being protested by Sellers in good faith.

j.	Except for the commitments related to well API # 40-003-10990, as of the date of this Agreement, there are no outstanding commitments to make capital expenditures which are binding on the Subject Properties and which Sellers reasonably anticipates will individually require expenditures by the owner of the Subject Properties after the Effective Date in excess of $25,000.

6.3	Absence of Litigation

To the best of Sellers’ knowledge, there are no claims, legal actions, suits, judicial or administrative proceedings, or governmental investigations pending or threatened which involve or may involve the Subject Properties, the operations being conducted thereon, or the purchase, sale, transportation, or processing of production or products therefrom.

6.4	Bankruptcy

There are no bankruptcy, reorganization or receivership proceedings pending, being contemplated by, or to Sellers’ knowledge, threatened against it.

6.5	Brokers Fees

Sellers have not incurred any obligation for brokers, finders or similar fees for which any other party would be liable except for those fees which are associated with the Leases in Work, which Sellers agrees to pay in full and indemnify Purchaser against any claims arising or resulting from the non-payment of the fees .

6.6	Transfer of Operations

a.	Sellers have the requisite power and authority to transfer operations of the Producing Properties to Purchaser.

b.	Sellers shall take all necessary actions and file the required documentation with the Railroad Commission of Texas to transfer operations of the Producing Properties to Purchaser.

c.	Transfer of operations to Purchaser is effective March 1, 2014.

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7.	Representations and Warranties of Purchaser

7.1	Organization and Existence

Purchaser is duly organized and validly existing and in good standing under the laws of the State of Texas, or is otherwise duly qualified to transact business in Texas.

7.2	Requisite Authority

a.	Purchaser has all requisite power and authority to enter into this Agreement for the purchase of the Subject Properties on the terms described herein and to perform its obligations hereunder. The consummation of the transactions contemplated by this Agreement will not violate or be in conflict with any provision of Purchaser’s charter, bylaws, or governing documents, or any agreement or instrument to which Purchaser is a party or is bound, or any decree, order, statute, rule or regulation applicable to Purchaser.

b.	This Agreement has been executed and delivered on behalf of Purchaser by a representative of Purchaser that is duly authorized to do so, and this Agreement shall constitute the legal and valid obligation of Purchaser.

7.3	Brokers Fees

Purchaser has not incurred any obligation for brokers, finders or similar fees for which any other party would be liable.

8.	Covenants of Sellers

8.1	Operation of Producing Properties

Between the date of this Agreement and the Closing Date, Sellers shall maintain and operate the Producing Properties in a good and workmanlike manner in accordance with good oil field practice and in compliance with all applicable laws, rules, regulations and orders of federal, state and local governmental authorities; provided, however, Sellers shall not undertake operations to rework any well after the date of this Agreement, without the prior written consent of Purchaser.

8.2	Performance of Obligations

Sellers will perform the terms and provisions, expressed or implied, of all the leases, easements and all other agreements related to any or all of the Subject Properties in a manner satisfactory to maintain them in full force and effect and will not permit the surrender, abandonment release or termination of any lease, easements or any other agreement.

8.3	Access to Information

a.	Producing Properties

Upon execution of this Agreement, Sellers shall provide Purchaser with access to the following information, to the extent same is in the possession of Sellers: (i) all abstracts, title opinions, title curative documents and other title information covering the Producing Properties, (ii) all lease documents, assignments, easements, rental receipts, shut-in royalty receipts, unit declarations, joint operating agreements, farmout agreements, pipeline right-of-way agreements, gas contracts, transportation agreements, oil and condensate purchasing agreements and division orders, or any other documents or agreements affecting the Producing Properties, and (iii) all well and production files covering the Producing Properties.

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b.	Non-Producing Properties

No later than 8:00 a.m. CST, on February 21, 2014, Sellers shall provide Purchaser with a schedule of all Non-Producing Properties secured by Sellers within the Area of Interest, and make available to Purchaser all lease documents, mineral ownership reports, lease status reports, and other relevant information in Sellers’ possession pertaining to such leasehold ownership. Sellers shall from time to time thereafter promptly advise Purchasers of any Leases in Work as they are secured by Sellers within the Area of Interest and likewise make available to Purchaser all lease documents, mineral ownership reports, lease status reports, and other relevant information in Sellers’ possession pertaining to such leases.

c.	Financial/Accounting Information

At or prior to Closing, Sellers shall provide Purchaser with a complete and accurate set of financial and accounting records related to the Subject Properties, covering a period of time not less than the twenty four (24) month period prior to the Closing Date, and in sufficient detail to reasonably allow Purchaser to prepare profit and loss statements associated with the Subject Properties in accordance with GAAP.

8.4	Inspection and Testing of Producing Properties

Upon execution of this Agreement, Sellers shall immediately allow Purchaser’s employees, representatives and designees, to enter upon the Producing Properties for the purposes of conducting on-site inspections and inventories. By 5:00 p.m. CST on February 14th, 2014, Purchaser shall notify Sellers in writing of any conditions which are unacceptable to Purchaser. Sellers shall use their best efforts to remedy or remove such conditions prior to the Closing Date. In the event Sellers shall fail to so remedy or remove such conditions, then Purchaser may either (i) terminate this Agreement, or (ii) agree with Sellers to adjust the Purchase Price accordingly and complete the transaction, waiving the unsatisfied conditions.

9.	Title Examination and Title Curative

Purchaser shall have twenty (20) days from the date of this Agreement to review and examine title to the Producing Properties and deliver written objections to Sellers, if any, that Purchaser contends renders Sellers title to same to be less than an indefeasible title. For purposes of this Agreement, the term “indefeasible title” shall mean the quality of title that would allow the owner thereof to receive the net revenue interest associated with such property without reduction, suspension, or termination. Sellers shall use their best efforts to cure any title defects discovered by Purchaser and that Sellers agree would cause their title to be less than an indefeasible title. If any title defect so recognized by Sellers is not cured prior to Closing, then Purchaser may either (i) terminate this Agreement, or (ii) agree with Sellers to adjust the Purchase Price accordingly and complete the transaction, waiving the unsatisfied objections.

10.	Conditions Precedent to Closing

Purchaser’s obligation to close the sale and purchase set forth herein is subject to and contingent upon the following:

a.	Approval of title to the Producing Properties by Purchaser.

b.	All of Sellers’ representations and warranties stated in Section 6 hereof shall be true and complete in all respects.

c.

No order to restrain, enjoin or otherwise prevent the consummation of this Agreement or the transactions in connection herewith shall have been entered and there shall not be any pending or threatened litigation in any court, or any proceeding by or before any

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governmental commission, board or agency with a view to seeking to restrain or prohibit consummation of the transactions contemplated hereby, and no investigation by any governmental agency shall be pending or threatened which might result in any such litigation or other proceedings.

d.	Delivery by Sellers to Purchaser of assignments and bills of sale covering the Subject Properties, in the form and of the substance mutually satisfactory to Sellers and Purchaser, together with applicable RRC Forms transferring operations of the Subject Properties to Purchaser.

e.	Delivery by Sellers to Purchaser of all documents and files described in paragraph 8.3 above.

11.	INDEMNITIES

11.1	INDEMNITIES BY SELLERS

SELLERS HEREBY AGREE TO JOINTLY AND SEVERALLY DEFEND, INDEMNIFY AND HOLD PURCHASER HARMLESS FROM AND AGAINST ANY AND ALL LOSSES, CLAIMS, COSTS, DAMAGES, CHARGES, EXPENSES (INCLUDING LEGAL EXPENSE) OR OTHER LIABILITIES INCURRED OR ARISING FROM THE OPERATION OF THE SUBJECT PROPERTIES PRIOR TO THE CLOSING DATE, AND ANY ACTS OR OMISSIONS OF SELLERS RELATING TO SUCH OPERATIONS.

11.2	INDEMNITIES BY PURCHASER

PURCHASER HEREBY AGREES TO JOINTLY AND SEVERALLY DEFEND, INDEMNIFY AND HOLD HARMLESS SELLERS FROM AND AGAINST ANY AND ALL LOSSES, CLAIMS, COSTS, DAMAGES, CHARGES, EXPENSES (INCLUDING LEGAL EXPENSE) OR OTHER LIABILITIES INCURRED OR ARISING FROM THE OPERATION OF THE SUBJECT PROPERTIES AFTER TO THE CLOSING DATE, AND ANY ACTS OR OMISSIONS OF PURCHASER RELATING TO SUCH OPERATIONS.

12.	Non-Compete in Area of Interest

Other than the Leases in Work, Sellers agree that for a twelve (12) month period, commencing on February 1, 2014, Sellers shall cease all oil and gas leasing activities (whether directly or indirectly) related to the lands located and identified on the map or plat attached hereto as Exhibit “B” (“Area of Interest”).

It is understood and agreed by Purchaser that in the event Sellers secure any Leases in Work after 5:00 p.m. CST on June 2, 2014, Sellers shall promptly notify Purchaser of such acquisition and offer to sell same to Purchaser in accordance with the terms stated in Section 2.1(b) herein for the sale of Non-Producing Properties. Should Purchaser decline to accept such offer in writing within fifteen (15) days of receipt of such notice, then Purchaser shall be deemed to have waived its right to acquire such interests and the continuing ownership of same by Sellers shall not be a violation of this non-compete covenant.

13.	Miscellaneous

13.1	Severability

The invalidity of any one or more covenants, phrases, clauses, sentences or paragraphs of this Agreement, shall not affect the remaining portions of this Agreement, or any part thereof, and in case of any such invalidity, this Agreement shall be construed as if such invalid covenants, phrases, clauses, sentences or paragraphs had not been inserted.

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13.2	Counterparts

This Agreement may be executed in counterparts, each of which shall constitute an original and all of which shall constitute one document.

13.3	Notice

Any notice herein requested or permitted to be given, except as otherwise required by this Agreement, shall be in writing, and may be given by facsimile or electronic mail, or by depositing the same in the United States mail, postage prepaid, addressed to the party to receive same at the address stated for such party herein above. Any such notice shall be deemed to have been received two (2) business days after it is given or upon the actual receipt, whichever occurs earlier.

13.4	Amendments

This Agreement may not be altered nor amended except by instrument in writing executed by the party or parties to be bound by such amendment.

13.5	Governing Law

This Agreement shall be construed under and governed by the laws of the State of Texas, and all obligations hereunder are performable in Andrews County, Texas.

13.6	Confidentiality and Public Announcement

This Agreement and the terms and provisions hereof, including the amount of the purchase price, shall be maintained confidential by the parties; provided, however, that this Agreement and the terms and provisions thereof may be disclosed to Buyer’s lenders, if any, and their consultants, who shall be required to keep such information confidential. Neither party may make press releases nor other public announcements concerning this transaction, without the other party’s prior written approval and agreement to the form of the announcement, except as may be required by applicable laws or rules and regulations of any governmental agency or stock exchange.

13.7	Entire Agreement

This Agreement constitutes the entire understanding between the parties with respect to the subject matter hereof and supersedes all prior negotiations, agreements, and understandings relating to such subject matter. No material representation, agreement, promise, inducement, or statement, whether oral or written, has been made by either party and relied upon by the other that is not set forth herein.

13.8	Binding Effect

This Agreement shall be binding upon and shall inure to the benefit of the parties hereto, their respective heirs, legal representatives, successors, and assigns.

13.9	Survival of Representations and Warranties

All representations and warranties of Sellers and Purchaser shall survive the Closing.

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EXECUTED the day and year first above written.

SELLERS

RAW OIL & GAS, INC.

By:
JOE D. HARDIN, President

JDH RAW ENERGY, LC.

By:
JOE D. HARDIN, Manager

SMITH ENERGY COMPANY

By:
LESTER SMITH, Chairman

PURCHASER

RING ENERGY, INC.

By:
DAVID A. FOWLER, President

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